SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 000-17861

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1780-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Unaudited Interim Financial Statements of

UNILENS VISION INC.

At December 31, 2009 and for the

Three and six months ended December 31, 2009 and 2008

Report date – February 26, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

Largo, Florida

We have reviewed the accompanying consolidated balance sheet of Unilens Vision Inc. as of December 31, 2009 and the related consolidated statements of operations and changes in accumulated deficit, and cash flows for the three and six-month periods ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Unilens Vision Inc. as of June 30, 2009 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated September 30, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

February 26, 2010

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2009 (Unaudited) and June 30, 2009

(Expressed in U.S. Dollars)

	December 31, 2009	June 30, 2009
ASSETS
Current
Cash and cash equivalents	$2,012,852	$1,178,626
Certificates of deposit	250,000	500,000
Accounts receivable, net of allowance of $245,433 and $278,030 at December 31, 2009 and June 30, 2009, respectively	809,817	971,523
Royalties and other receivables	789,682	764,890
Inventories (Note 4)	778,173	849,898
Prepaid expenses	74,446	49,322
Deferred tax asset – current	359,900	664,800

Total current assets	5,074,870	4,979,059

Property, plant, and equipment, net of accumulated depreciation of $5,166,829 and $5,084,211	306,353	378,847

Other assets (Note 8)	414,856	70,055

Deferred tax asset	179,000	321,700

Total assets	$5,975,079	$5,749,661

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable	$452,521	$315,606
Accrued wages and employee benefits	326,152	425,549
Deferred income	305,044	248,724
Income taxes payable	56,805	—
Other accrued liabilities	40,940	66,433

Total current liabilities	1,181,462	1,056,312

Total liabilities	1,181,462	1,056,312

Stockholders’ equity
Capital stock
Preference “A” shares, par value $10 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,550,715	27,627,581	27,627,581
Additional paid-in capital	8,970	8,970
Deficit	(22,842,934)	(22,943,202)

Total stockholders’ equity	4,793,617	4,693,349

Total liabilities and stockholders’ equity	$5,975,079	$5,749,661

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

(Unaudited)

For Three and Six Months Ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Six Months Ended December 31, 2009	Six Months Ended December 31, 2008
Sales	$1,414,539	$1,530,242	$3,098,212	$3,291,768
Cost of sales	843,217	873,498	1,804,588	1,808,630

Gross profit	571,322	656,744	1,293,624	1,483,138

Expenses:
Administration	286,943	315,455	605,853	670,803
Research and development	18,912	20,488	38,272	40,570
Sales and marketing	367,134	367,398	732,073	763,929

	672,989	703,341	1,376,198	1,475,302

(Loss) income from operations	(101,667)	(46,597)	(82,574)	7,836

Other items:
Royalty income	751,386	666,569	1,519,062	1,379,966
Other income	355	(9,074)	823	(6,489)
Remeasurement income (expense)	1,288	(4,557)	1,823	(8,984)
Interest income	2,709	376	5,667	2,647

	755,738	653,314	1,527,375	1,367,140

Income before income tax expense	654,071	606,717	1,444,801	1,374,976
Net income tax expense	228,763	247,772	525,405	549,664

Net income for the period	425,308	358,945	919,396	825,312
Deficit, beginning of period	(22,858,678)	(23,118,269)	(22,943,202)	(21,809,857)
Dividends paid	(409,564)	(409,564)	(819,128)	(2,184,343)

Deficit, end of period	$(22,842,934)	$(23,168,888)	$(22,842,934)	$(23,168,888)

Net income per common share:
Basic	$0.09	$0.08	$0.20	$0.18

Diluted	$0.09	$0.08	$0.20	$0.18

Weighted average number of common shares outstanding during the period:
Basic	4,550,715	4,550,715	4,550,715	4,550,715
Effect of dilutive options	7,137	5,762	6,254	6,084

Diluted	4,557,852	4,556,477	4,556,969	4,556,799

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For Three and Six Months Ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Six Months Ended December 31, 2009	Six Months Ended December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$425,308	$358,945	$919,396	$825,312
Items not affecting cash:
Depreciation and amortization	41,373	44,424	82,618	94,032
Deferred tax expense	171,958	218,272	447,600	520,164
Remeasurement (gain) loss	(1,288)	4,557	(1,823)	8,984
Income taxes payable	56,805	—	56,805	—
Change in non-cash working capital items (Note 5)	(164,628)	(37,826)	(92,941)	(153,437)

Net cash provided by operating activities	529,528	588,372	1,411,655	1,295,055

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(7,198)	(32,461)	(10,124)	(65,061)
Redemption of certificates of deposit	250,000	—	250,000	—

Net cash from (used) in investing activities	242,802	(32,461)	239,876	(65,061)

CASH FLOWS FROM FINANCING ACTIVITIES
Common stock dividends paid	(409,564)	(409,564)	(819,128)	(2,184,343)

Net cash used in financing activities	(409,564)	(409,564)	(819,128)	(2,184,343)

Change in cash and cash equivalents during the period	362,766	146,347	832,403	(954,349)
Effect of exchange rate changes on cash and cash equivalents	1,288	(4,557)	1,823	(8,984)
Cash and cash equivalents, beginning of period	1,648,798	498,353	1,178,626	1,603,476

Cash and cash equivalents, end of period	$2,012,852	$640,143	$2,012,852	$640,143

Cash paid during the period for interest	$—	$—	$—	$—

Cash paid during the period for income taxes	$—	$29,500	$21,000	$29,500

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

December 31, 2009

(Expressed in U.S. Dollars)

The accompanying consolidated financial statements (the “Financial Statements”) for the interim periods ended December 31, 2009 and 2008 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principles generally accepted in Canada, and iii) are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2009. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1. CAPITAL STOCK

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

The table below shows all Company dividends paid from August 1, 2008.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share
Special	8/1/2008	8/14/2008	8/28/2008	$0.300
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090
Quarterly	11/2/2009	11/13/2009	11/27/2009	$0.090
Quarterly	2/1/2010	2/12/2010	2/26/2010	$0.090

The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

	Six Months Ended December 31, 2009		Six Months Ended December 31, 2008
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding

Balance beginning of period	4,550,715	$27,627,581	4,550,715	$27,627,581
Exercise of options for cash	—	—	—	—
Common stock repurchased	—	—	—	—

Balance end of period	4,550,715	$27,627,581	4,550,715	$27,627,581

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2009

(Expressed in U.S. Dollars)

2. STOCK-BASED COMPENSATION, STOCK OPTIONS AND STOCK

Stock-based payments are recorded using the fair value method of accounting for stock options. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the periods ended December 31, 2009 and 2008 since no options were granted during the periods, and all options outstanding at the beginning of the periods were fully vested.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three-month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any twelve-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any twelve-month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated. The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the period ended December 31, 2009:

	Number of Options	Weighted Average Exercise Price (1)
Outstanding, beginning of year	17,500	$2.07

Exercised	—	—

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of period	17,500	$2.07

Options exercisable, end of period	17,500	$2.07

(1)	For the purpose of calculating the weighted average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2009

(Expressed in U.S. Dollars)

The weighted-average grant date fair value of stock options granted during the six months ended December 31, 2009, was $0.00 because there were no options granted.

There was no cash proceeds, related to options exercised during the six months ended December 31, 2009, as there were no options exercised.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at December 31, 2009:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant. There were no options granted during the six months ended December 31, 2009 and 2008.

3. INCOME PER COMMON SHARE

Basic income per common share is calculated by dividing the income for the period by the weighted-average number of common shares outstanding during the period.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

4. INVENTORIES

	As at December 31, 2009	As at June 30, 2009
Raw materials	$300,010	$275,454
Work in progress	27,728	22,039
Finished goods	483,336	593,616

	811,074	891,109
Less allowance for obsolescence	32,901	41,211

	$778,173	$849,898

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2009

(Expressed in U.S. Dollars)

5. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Six Months Ended December 31, 2009	Six Months Ended December 31, 2008
Cash provided by (used in):
Accounts and royalties and other receivables	$60,500	$181,211	$136,913	$78,924
Inventories	(91,325)	(75,050)	71,725	(14,272)
Prepaid expenses and other assets	(249,218)	(34,753)	(369,925)	(65,287)
Accounts payable and accrued	115,415	(109,234)	68,346	(152,802)

Change in non-cash working capital items	$(164,628)	$(37,826)	$(92,941)	$(153,437)

6. SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the three and six months ended December 31:

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Six Months Ended December 31, 2009	Six Months Ended December 31, 2008
Disposable lenses	$931,660	$939,693	$1,979,555	$1,915,880
Custom soft lenses	203,586	254,899	502,379	575,322
Gas permeable lenses	100,008	115,106	242,486	236,635
Replacement and other lenses	179,285	220,544	373,792	563,931

Total sales	$1,414,539	$1,530,242	$3,098,212	$3,291,768

7. LINE OF CREDIT AND TERM NOTE

On November 1, 2009, the Company’s previous line of credit of $1,500,000 expired. This line of credit was collateralized by all assets of Unilens Corp. USA, excluding, the Royalty Agreement with Bausch & Lomb.

On November 9, 2009, the Company closed on a $6,900,000 5-year term loan facility and a new $1,500,000 line of credit with Regions Bank. The term loan facility, which had a six-month advance period, was entered into to fund the Stock Purchase Agreement (see “Subsequent Events”) and the new line of credit replaced the previous line of credit. Both the term loan and the new line of credit bear interest at a floating rate of 30-day LIBOR plus 3.25% or 3.75% depending on whether the ratio of the Company’s funded debt to its EBITDA is less than 1-to-1 or equal to or greater than 1-to-1, with a minimum interest rate of 4.75%. Under the new line of credit, at any time, the maximum borrowings shall not exceed the lesser of (i) $1,500,000 or (ii) a sum equal to 80% of Qualified Accounts plus 50% of Qualified Inventory.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2009

(Expressed in U.S. Dollars)

The term loan and the new line of credit are secured by a security interest in favor of Regions Bank in the Company’s inventory, accounts receivable, general intangibles, cash and principal United States patent. Under both the term loan facility and the new line of credit, the Company is required to meet customary covenants regarding, among other things, the maintenance of specified cash flow leverage and fixed charge coverage ratios and the requirement of lender consent for significant transactions such as mergers, acquisitions, dispositions and other financings.

The Company was in compliance with all financial covenants and did not have any outstanding balances under the term loan or lines of credit during the periods ended December 31, 2009.

8. OTHER ASSETS

At December 31, 2009, other assets included approximately $243,000 of costs related to the Stock Purchase Agreement and approximately $75,000 to the related term loan facility and new line of credit. These costs will be allocated accordingly to loan costs and stockholders’ equity after funds are advanced under the term loan facility and completion of the Stock Purchase Agreement (see “Subsequent Events”).

9. CERTIFICATE OF DEPOSIT

In February and April 2009, the Company invested in 9-month risk free FDIC insured certificates of deposit with its primary bank. With the risk free certificate of deposit, after the first six days of the account term, any early withdrawal fee is waived when the amount withdrawn is reinvested in any deposit account of the primary bank. The Company did not renew the $250,000 February 2009 certificate of deposit, which matured in November 2009.

10. RECENT ACCOUNTING STANDARDS

The FASB amended ASC Topic 105, Generally Accepted Accounting Principles. The FASB Accounting Standards Codification (the “Codification or ASC”) became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. All of the Codification’s content carries the same level of authority, and the U.S. GAAP hierarchy will be modified to include only two levels: authoritative and nonauthoritative. Topic 105 was effective for the company as of July 1, 2009 and did not have a material effect on its consolidated financial statements.

Other recent pronouncements issued by the FASB, the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2009

(Expressed in U.S. Dollars)

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2010, the date which the unaudited interim consolidated financial statements were issued.

On January 20, 2010, the Company announced that it completed a Stock Purchase Agreement in which it agreed to repurchase 2,188,861 shares of its common stock, representing approximately 48% of it’s outstanding shares from it’s largest shareholder Uniinvest Holding AG in Liquidation for an aggregate purchase price of $6,894,912 or $3.15 per share.

The Company funded the transaction primarily through a draw of $6.0 million against the $6.9 million 5-year term loan facility provided to the Company’s wholly owned subsidiary Unilens Corp., USA, by Regions Bank and cash on hand.

On January 29, 2010, the Company and Unilens Corp. USA were served with a summons and complaint in an action brought by Ocular Insight, Inc. (“Ocular”) in the Palm Beach County Florida Circuit Court against the Company, Unilens Corp., USA each of the current directors of the Company and Elizabeth Harrison, formerly a director. Among other things, the complaint alleges that, in connection with the Company’s purchase of its common shares owned by its former largest shareholder, Uniinvest Holding AG, In Liquidation, the Company, Unilens Corp., USA and such persons allegedly breached obligations under a non-disclosure agreement between Ocular and the Company and thereby caused Ocular damages in an unspecified amount. The complaint includes claims for breach of contract, unfair trade practices, tortious interference with contract and a business relationship, misappropriation of trade secrets, breach of fiduciary duty and negligence. The complaint also sought to enjoin the Company’s purchase of the Uniinvest block of shares, although that purchase was completed prior to the service of the complaint. The Company believes that this lawsuit is wholly without merit, intends to oppose it vigorously and has filed with the Court a motion to dismiss the complaint for failure to state a claim on which relief may be granted.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending December 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 26, 2010

Signature:	/S/ MICHAEL J. PECORA
Michael J. Pecora, Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)	Controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Leonard F. Barker, Chief Financial Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending December 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 26, 2010

Signature:	/S/ LEONARD F. BARKER
Leonard F. Barker, Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)	Controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – December 31, 2009

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2009 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We license, manufacture, distribute and market specialty optical lens products using proprietary design and manufacturing technology from our manufacturing distribution and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. Our lens products are marketed, as a family of specialty vision correction products that can serve the majority of the population’s vision correction needs. Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) custom soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses.

Our disposable lenses line consists of the C-Vue, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement, the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement and the C-Vue 1 Day Aspheric single vision daily disposable soft contact lens sold for one day wear then just simply thrown away. The C-Vue multifocal lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. The cast molded C-Vue Aspheric single vision lens and C-Vue 1 Day Aspheric single vision lens are each manufactured for us by a third party utilizing Wavefront inspired technology. The C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses and the C-Vue 1 Day Aspheric single vision lens is marketed to eye care professionals in blister-packs of 30 and 90 lenses. We expect that our C-Vue multifocal, C-Vue Aspheric single vision lens and the C-Vue 1 Day Aspheric single vision lens will continue to make up an increasing percentage of our sales.

Our custom soft lenses line of soft lathe-cut products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction, the C-Vue Custom Toric and the C-Vue 55 multifocal, a highadd multifocal, manufactured in a comfortable high-water content material, all available in our Advanced line of biocompatible materials. In September 2009 we launched the new C-Vue Advanced Toric Multifocal lens in blister-packs for monthly replacement, and features free trial lenses to practitioners.

Our gas permeable lens line of products consist of the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology.

Our replacement and other lenses line of products primarily consists of the Unilens™, an aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; the LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses and the Sof-Form single vision lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the, Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision.

In October 2001, we licensed the exclusive worldwide rights to one of our multifocal designs to Bausch & Lomb. Under the terms of the agreement, Bausch & Lomb pays us a royalty ranging from two to five percent of their worldwide sales of products utilizing the technology.

The following MDA is for the quarter ended December 31, 2009 (the “Current Quarter”) and includes relevant information up to February 26, 2010 (the “Report Date”).

Overall Performance

Revenue derived from our disposable lens segment including our C-Vue disposable multifocal, continues to increase as a percentage of total sales, and accounts for approximately 66% of our Current Quarter revenue. Revenue derived from our custom soft lens segment decreased, reflecting decreases in the sales of our traditional toric multifocal lenses, but primarily due to the launch last quarter of the new C-Vue Advanced Toric Multifocal lens, which features free trial lenses to practitioners, delaying revenue recognition until the contact lens fit is finalized and revenue lenses are ordered. We expect sales in this segment will increase as more practitioners convert trial fits to revenue lenses. Gas permeable sales declined approximately 13% in the Current Quarter as we cycled against sales from the Aero acquisition in December 2008, but sales declined primarily due to the continued overall decline in gas permeable fits in the contact lens industry. Sales in the Current Quarter of our replacement and other lens category decreased by 19% due to the expected decline in product lines that are nearing the end of their life cycle. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow, showing approximately a 13% increase in the Current Quarter. During the Current Quarter we remained debt free, and paid a total of $409,564 in regular quarterly common stock dividends.

Income before income taxes for the Current Quarter increased by $47 thousand to $654 thousand from $607 thousand in the Prior Quarter, primarily resulting from the increase in royalty income in the Current Quarter. The loss from operations in the Current Quarter increased by $55 thousand as compared to the Prior Quarter primarily due to less sales and lower gross margin offset by lower expenses. As of December 31, 2009 we had positive working capital of $3.9 million, which represents an increase of $0.2 million compared to the Prior Quarter. The increase in working capital was principally due to an increase in cash primarily from the payment of only the regular quarterly cash dividends of $.09 per share, and an increase in deferred income offset by decreases in inventory, receivables and current tax assets and the addition of income taxes payable.

At the end of the Current Quarter we had stockholders’ equity of $4.8 million representing an increase of $0.1 million compared to fiscal year end 2009. The increase in stockholders’ equity was primarily from income before income taxes of $1.4 million (primarily from royalty income) net of income taxes of $0.5 million, offset by cash dividend payments totaling $0.8 million.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements for the fiscal years ended June 30, 2009, 2008, and 2007. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2009 ($)	2008 ($)	2007 ($)
Income Statement Data
Revenues	6,724,181	6,665,566	6,370,930
Income from operations	184,171	24,818	14,785
Income before tax expense	3,001,179	2,636,652	2,179,742
Income for the year	1,870,127	1,630,592	1,309,961
Income per common share outstanding - basic and diluted:
Income for the year
Basic	0.41	0.36	0.29
Diluted	0.41	0.36	0.29
Dividends	3,003,472	3,003,472	2,134,552

As of June 30	2009 ($)	2008 ($)	2007 ($)
Balance Sheet Data
Total assets	5,749,661	6,784,128	7,987,808
Working capital	3,922,747	4,627,289	4,949,732
Long-term liabilities	—	—	—
Total liabilities	1,056,312	957,434	819,005
Capital stock	27,627,581	27,627,581	27,596,810
Stockholders’ equity	4,693,349	5,826,694	7,168,803

Comparability Factors for the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We received royalty payments totaling $2,874,028, $2,629,123, and $2,190,428 for the 2009, 2008 and 2007 Fiscal Years, respectively.

In the 2009, 2008 and 2007 Fiscal Years we recorded net income tax expense of $1,131,052, $1,006,060, and $869,781. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	2,369,354 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Dividends

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share	Gross Disbursements Paid
Special	8/1/2006	8/14/2006	8/28/2006	$0.250	$1,120,954
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075	$336,616
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075	$338,491
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075	$338,491
Special	8/1/2007	8/14/2007	8/28/2007	$0.300	$1,365,215
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090	$409,564
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090	$409,564
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090	$409,564
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090	$409,564
Special	8/1/2008	8/14/2008	8/28/2008	$0.300	$1,365,215
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090	$409,564
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090	$409,564
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090	$409,565
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090	$409,564
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090	$409,564
Quarterly	11/2/2009	11/13/2009	11/27/2009	$0.090	$409,564
Quarterly	2/1/2010	2/12/2010	2/26/2010	$0.090	$409,564

Options

As of the report date there were no options outstanding. In January 2010, 7,500 options were exercised and shares issued, the remaining 10,000 options exercisable were cancelled. Gross proceeds raised from the options exercised totalled $15,525.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Quarter ending December 31, 2009 – None

Options granted by the Company during the Current Quarter ending December 31, 2009 – None

Shares in escrow or subject to pooling as at December 31, 2009 – None

Results of Operations

Current Quarter

During the three months ended December 31, 2009 (the “Current Quarter”) we earned income before tax of $654,071 compared to income before tax of $606,717 for the three months ended December 31, 2008 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $47,354 as compared to the Prior Quarter, was primarily due to (i) a decrease in gross profit of $85,422 (ii) an increase in royalty income under the license agreement with

Bausch & Lomb of $84,817 to $751,386 in the Current Quarter as compared to $666,569 in the Prior Quarter, (iii) a decrease in expenses of $30,352 as described below, and (iv) an increase in other items including interest income and other income of $17,607. After recording income tax expense of $228,763, we had net income of $425,308 or $0.09 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $358,945 or $0.08 per diluted share after recording income tax expense of $247,772.

Sales during the Current Quarter were $1,414,539, a decrease of $115,703 (7.6%), as compared to sales of $1,530,242 during the Prior Quarter. The disposable lens category decreased by 0.9% as sales of our best selling lens, the C-Vue disposable multifocal for the first time showed a slight decrease in sales. Our custom soft lens category decreased 20.1%, reflecting decreases in the sales of our traditional toric multifocal lenses, but primarily due to the launch at the end of last quarter of the new C-Vue Advanced Toric Multifocal lens which features free trial lenses to practitioners, delaying revenue recognition until the contact lens fit is finalized and revenue lenses are ordered. This conversion is slower then expected, but we expect sales in this category will increase as more practitioners convert trial fits to revenue lenses. In the Current Quarter, our gas permeable lens category declined by 13.1%, as we cycled against the additional sales from our acquisition in December 2008 of the Aero Contact Lens brands, but primarily due to the continued overall decline in gas permeable fits in the contact lens industry. The replacement and other lens category decreased by 18.7% due to the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 40.4% in the Current Quarter compared to 42.9% in the Prior Quarter due primarily to sales mix changes in higher margin products and the new C-VUE Advanced Toric Multifocal free trial program launched during the first quarter of the Current Year.

The decrease in expenses during the Current Quarter, as compared to the Prior Quarter, was due to decreases in administration expenses and research and development expenses. As a percentage of sales, total Current Quarter expenses increased 1.6% from 46.0% to 47.6%, related primarily to the quarterly sales shortage. Research and development expenses decreased $1,576 due primarily to lower consulting services. Administration expenses decreased $28,512 due to lower supplies, insurance and professional fee expenses during the Current Quarter. Sales and marketing expenses were flat for the Current Quarter, as compared to the Prior Quarter.

During the Current Quarter we recorded income tax expense of $228,763 compared to income tax expense in the Prior Quarter of $247,772. We record income tax at the statutory rates, and previously only paid alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. During the Current Quarter utilization of tax loss carry-forwards were exhausted, and income taxes payable were recorded. The effective tax rate for the Current Quarter was 35.0% compared to 40.8% in the Prior Quarter.

Current Year

During the six months ended December 31, 2009 (the “Current Year”) we earned income before tax of $1,444,801 compared to income before tax of $1,374,976 for the six months ended December 31, 2008 (the “Prior Year”). The increase in income before tax during the Current Year of $69,825 as compared to the Prior Year, was primarily due to (i) a decrease in gross profit of $189,514 (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $139,096 to $1,519,062 in the Current Year as compared to $1,379,966 in the Prior Year, (iii) a decrease in expenses of $99,104 as described below, and (iv) a increase in other items including interest income and other income of $21,139. After recording income tax expense of $525,405, we had net income of $919,396 or $0.20 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $825,312 or $0.18 per diluted share after recording income tax expense of $549,664.

Sales during the Current Year were $3,098,212, a decrease of $193,556 (5.9%), as compared to sales of $3,291,768 during the Prior Year. The disposable lens category increased by 3.3% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our custom soft lens category decreased 12.7%, reflecting decreases in the sales of our traditional toric multifocal lenses, but primarily due to the launch of the new C-Vue Advanced Toric Multifocal lens (see Current Quarter discussion above). Our gas permeable lens category increased by 2.5%, primarily from additional sales from our acquisition in December 2008 of the Aero Contact Lens brands. Our gas permeable segment sales change for the Current Year excluding the Aero Contact Lens sales was down approximately 8% compared to the Prior Year, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement and other lens category decreased by 33.7% due to the expected decline in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor which accounted for approximately 8% of the decrease in the Current Year. Gross margin decreased to 41.8% in the Current Year compared to 45.1% in the Prior Year due primarily to sales mix changes in higher margin products and the new C-VUE Advanced Toric Multifocal free trial program launched during the first quarter of the Current Year.

The decrease in expenses during the Current Year, as compared to the Prior Year, was due to decreases in research and development expenses, administration expenses and sales and marketing expenses. As a percentage of sales, total Current Year expenses decreased 0.4% from 44.8% to 44.4%. Research and development expenses decreased $2,298 due primarily to lower consulting services. Administration expenses decreased $64,950 due to lower payroll and insurance expenses offset higher consulting expenses during the Current Year. Sales and marketing expenses decreased $31,856 primarily due to lower promotional spending and costs related to the lower sales.

During the Current Year we recorded income tax expense of $525,405 compared to income tax expense in the Prior Year of $549,664. We record income tax at the statutory rates, and previously only paid alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. During the Current Quarter utilization of tax loss carry-forwards were exhausted, and income taxes payable were recorded. The effective tax rate for the Current Year was 36.4% compared to 40.0% in the Prior Year.

Seasonality

The results of operations for the Current Quarter are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31 historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	Dec 31, 2009	Sep 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,414,539	1,683,673	1,731,370	1,701,043	1,530,242	1,761,526	1,811,447	1,668,397
Operating income (loss) for the quarter	(101,667)	19,093	150,316	26,019	(46,597)	54,433	101,684	(2,596)
Income before tax expense	654,071	790,730	880,954	745,249	606,717	768,259	846,701	631,193
Income for the period	425,239	494,088	597,965	446,850	358,945	466,367	508,651	368,730
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.09	0.11	0.13	0.10	0.08	0.10	0.11	0.08
Diluted	0.09	0.11	0.13	0.10	0.08	0.10	0.11	0.08

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Comparability Factors for the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	Dec 31, 2009	Sep 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	751,386	767,676	759,813	734,249	666,569	713,397	740,482	628,993

In the quarter ending June 30, 2008 we recorded approximately $0.06 million in income tax expense that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of December 31, 2009, the Company had working capital of $3,893,408 representing a decrease of $35,213 from our working capital at September 30, 2009. The decrease in working capital was principally due to an increase in cash and inventory offset by an increase in deferred income, accounts payable, the addition of income taxes payable and a decrease in current tax assets.

During the Current Quarter, we generated $529,528 positive cash from operations representing a decrease of $58,844 from $588,372 generated during the Prior Quarter. Total capital additions and cash used during the Current Quarter for the purchase of capital additions was $7,198, a decrease of $25,263 from the Prior Quarter.

Current Year

As of December 31, 2009, the Company had working capital of $3,893,408 representing a decrease of $29,339 from our working capital at June 30, 2009. The decrease in working capital was principally due to an increase in cash offset by decreases in inventory, accounts receivable, current tax assets and increases in accounts payable, deferred income, and the addition of income taxes payable.

During the Current Year, we generated $1,411,655 positive cash from operations representing an increase of $116,600 from $1,295,055 generated during the Prior Year. Total capital additions and cash used was $10,124 during the Current Year for the purchase of capital additions, a decrease of $54,937 from the Prior Year.

Trend Information

The conventional soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Quarter the Company’s C-Vue disposable products accounted for approximately 66% of sales. The Company expects the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of its future sales.

Speciality contact lenses continue to be the fastest growing segment of the contact lens market. Specialty lenses include toric, toric multifocal, and cosmetic lenses. We believe that our custom soft speciality lenses including our C-Vue multifocal for presbyopia, our C-Vue custom toric for correcting astigmatism and the C-Vue Advanced toric multifocal, will grow due to market demographics favoring specialty lenses.

Risk Factors

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 62% of the Company’s Current Quarter sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, certificates of deposit, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate growth of our C-Vue brand specialty contact lenses to independent eye care professionals. We believe market demographics favoring specialty contact lenses will continue to drive our revenue and earnings growth. Over the next year we plan on adding new products to our C-Vue custom soft lens category utilizing advanced materials in a monthly disposable modality, such as the C-VUE Advanced Toric Multifocal monthly replacement lens which we launched in September 2009, which is made with an advanced hydration material and features a free trial program.

Current economic conditions in the United States, has restrained our growth. We are optimistic that the contact lens market and the specialty lens market in particular, will recover along with a recovery in the United States economy.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. We have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal quarter ended December 31, 2009, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2009 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Changes In Internal Controls

There were no changes in our internal controls over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

International Financial Reporting Standards

The Chief Financial Officer (“CFO”) and an accounting manager are leading the conversion to International Financial Reporting Standards (“IFRS”). The CFO and accounting manager are working with other members of the Company to develop and execute an implementation plan. An initial diagnostic review of significant IFRS differences is currently underway to identify the key areas, which are likely to be impacted by accounting policy changes. After which we will perform a more detailed review of the impact if IFRS on our consolidated financial statements and other areas of the Company. Any changes required to systems and controls will be identified as the project progresses.

Draft consolidated financial statements and disclosure information will be prepared for each quarter in 2010 and reporting under IFRS will commence in the first quarter of 2011. While we have begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Michael J. Pecora – President & Chief Executive Officer
Nick Bennett	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Michael J. Pecora

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/S/ MICHAEL J. PECORA
MICHAEL J. PECORA
PRESIDENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: February 26, 2010	By	/s/ LEONARD F. BARKER
	Name:	Leonard F. Barker
	Title:	Chief Financial Officer